UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-40442

THE REAL BROKERAGE INC.

(Registrant)

133 Richmond Street West, Suite 302

Toronto, Ontario M5H 2L3 Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE REAL BROKERAGE INC.
(Registrant)

Date May 31, 2022	By	/s/ Tamir Poleg
Tamir Poleg
Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release dated May 10, 2022 – The Real Brokerage to Present at the 2022 Sidoti Virtual Micro Cap Conference

99.2	Press Release dated May 12, 2022 – The Real Brokerage to Present at the 17the Annual Needham Technology & Media Conference

99.3	Press Release dated May 19, 2022 – The Real Brokerage Renews Normal Course Issuer Bid

99.4	Press Release dated May 26, 2022 – The Real Brokerage to Present at the William Blair 42nd Annual Growth Stock Conference